

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Barry J. Simon
President and Chief Operating Officer
Conkwest, Inc.
2533 South Coast Highway 101, Suite 210
Cardiff-by-the-Sea, California 92007

> **Re:** **Conkwest, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2015**
> **CIK No. 1326110**

Dear Mr. Simon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Overview, page 1

1.   In light of the "significant competition" that you face from other companies working on developing products based on NK cells (bottom of page 19), please tell us your basis for your assertion that the company is "uniquely positioned to implement precision cancer medicine…"

2.   Balance your statement on page 2 promoting that since 2002 you have "assembled a team of proven, experienced, and visionary leaders in biotechnology" with disclosure that two of your executive officers, Drs. Soon-Shiong and Simon only became associated with your company in December 2014.

<u>Risk Factors, page 15</u>

<u>We face significant competition in the biopharmaceutical industry…., page 19</u>

3.   Confirm that none of Dr. Soon-Shiong's NantWorks' companies compete directly or indirectly with the company in the field of cell-based immunotherapy. We note that in December 2014, Sorrento and NantWorks formed a global joint venture called NANTibody to focus on immunotherapies for cancer.

<u>We are heavily dependent on our senior management. . . , page 25</u>

4.   We note your statement that Dr. Soon-Shiong devotes "a certain amount of his time to a number of different endeavors" but "spends a significant amount of his time on Conkwest matters." Please clarify whether his primary focus will be on Conkwest or NantWorks. We note a news article on Forbes.com dated December 14, 2015 referring to plans to launch an initial public offering for NantHealth in 2015.

<u>Business, page 85</u>

5.   We note your disclosure in the risk factor on page 26 about your acute dependence on Dr. Soon-Shiong. In light of the fact that he has been associated with the company for a brief time, please revise to clarify, here and throughout the prospectus as necessary, the history of the company prior to his arrival. Disclose, for example, how long the company has been pursuing its work related to NK cells, and what impact, if any, Dr. Soon-Shiong's arrival has had on the substantive work of the company. For example, discuss any intellectual property he brought to the company or of which he facilitated the acquisition.

6.   We note several news stories referencing the company's Neukoplast and CAR.TNK technologies. Please clarify whether these are alternate terms to the terms used in the prospectus, or if not, how they are different.

7.   Please revise to disclose the material details of your collaboration agreements with affiliates of NantWorks. Include the agreement with NantWorks and its affiliates as an exhibit to be filed.

<u>Executive Employment Agreements, page 148</u>

8.   Clarify whether your employment agreement with Barry J. Simon was amended when Dr. Soon-Shiong replaced him as principal executive officer. Please update this disclosure accordingly, including filing any amended employment agreement between the company and Dr. Soon-Shiong as an exhibit to the registration statement.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9.   Please have your auditors revise the report to clarify that the report covers each of the years ended December 31, 2013 and 2014.

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 - Subsequent Events, page F-33

10.   Refer to your disclosure of the relationships between Dr. Soon-Shiong and Inex Bio on page 165. We note that Dr. Soon-Shiong is the sole member of Cambridge, which owns a substantial equity interest in Inex Bio. Tell us how you determined whether Inex Bio was under your common control prior to your acquisition of Inex Bio shares.

11.   Please also tell us how the relationships between Dr. Soon-Shiong, Dr. Simon and Inex Bio impacted your evaluation of the accounting for your investment under the cost method rather than the equity method and how you determined whether you can exert significant influence over Inex Bio given these relationships.

12.   Also, tell us whether the acquisition of Inex Bio is a significant acquisition and how you determined the significance of the acquisition using the guidance in Rule 8-04 of Regulation S-X.

Note 9 – Notes Payable, page F-18

13.   We note that 2009 Convertible noteholders and other creditors converted their principal and interest into common stock at conversion values ranging from $0.45 to $2.40. Please provide us with an analysis that integrates these conversions into the fair value of common stock on grant dates in 2013 and early 2014 and the stock valuation analysis beginning on page 80. If you believe that the conversion prices in the 2013 Securities Purchase Agreement are not representative of the fair value at the date of conversion, please explain.

Note 10 – Commitments and Contingencies, page F-20

14.   Refer to the disclosure of the Rush University Medical Center License Agreement on page F-22. We note that the current exclusive license agreement expires in 2016. Please expand the disclosure on page F-23 to clarify whether the license upon expiration of the current agreement is exclusive or non-exclusive.

15.   Refer to disclosure on page 46 regarding one of your original patent applications. We note that in March 2009, USPTO rejected one of your original patent applications pertaining to methods of use for NK-92 and that an appeal reversed the rejection but this issue will go to court in a trial scheduled for July 2015. Please include disclosure of this

uncertainty in your notes to the financial statements or tell us why you believe such disclosure is not material.

16.   Refer to Intellectual property disclosures on page 125 that state that "No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States" and "third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology". Please tell us how you evaluated whether this constitutes a material contingency.

<u>Age of Financial Statements</u>

17.   Update the financial statements and other financial information in the document to include the interim period ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Daniel Koeppen
       Wilson Sonsini Goodrich & Rosati